SGOCO GROUP, LTD.
DAVID XU
SUITE 1817
BEIJING SILVER TOWER
NO. 2 EAST 3RD RING ROAD NORTH
BEIJING, CHINA 100027

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M60847-Z60861 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

SGOCO GROUP, LTD.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. To approve and adopt the financial statements of the Company for the year ended December 31, 2012.	☐	☐	☐
2. To ratify and approve the appointment of Crowe Horwath (HK) CPA Limited as auditor of the Company for the financial year ended December 31, 2012 and to authorize the directors to fix the remuneration of the auditors.	☐	☐	☐

3. Election of Directors

Nominees:	**For**	**Against**	**Abstain**
3a. Burnette Or	☐	☐	☐
3b. Robert Eu	☐	☐	☐
3c. Frank Wu	☐	☐	☐
3d. John Chen	☐	☐	☐
3e. Pik Yue Hon	☐	☐	☐
3f. Wai Man (Helen) Hsu	☐	☐	☐
3g. Tin Man Or	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

M60848-Z60861

SGOCO GROUP, LTD.
(Incorporated in the Cayman Islands with limited liability)
NOTICE OF ANNUAL GENERAL MEETING
to Be Held on June 24, 2013

I/We of______________, being the registered holder of ____________ordinary share(s), par value US$0.001 per share ("Ordinary Shares"), of SGOCO Group, Ltd. (the "Company"), hereby appoint the Chairman of the Annual General Meeting or_________________ of ___________________as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Suite 1817, Beijing Silver Tower, No. 2 East 3rd Ring Road North, Beijing, China 100027 on June 24, 2013 at 9.00 a.m. Beijing Time, and in the event of a poll, to vote for me/us as indicated on the reverse side, or if no such indication is given, as my/our proxy thinks fit. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.

Continued and to be signed on reverse side